UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Eiger Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

282 49U 105
(CUSIP Number)

Jim Harding 1900 Avenue of the Stars, #1000 Los Angeles, CA 90067 908-507-9629	Mark Morski 1900 Avenue of the Stars, #1000 Los Angeles, CA 90067 (310) 282-7913
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS
Propel Bio Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,367,100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,367,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,367,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS
Leen Kawas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,367,100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,367,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,367,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS
Richard Kayne and Suzanne Kayne Living Trust dtd 01/14/1999

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
729,886

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
729,886

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
729,886

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS
Richard Kayne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,096,986

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
5,096,986

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,096,986

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 6 of 11

1	NAMES OF REPORTING PERSONS
Propel Bio Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,667,100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,667,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,667,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.76%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 7 of 11

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock” and such shares, the “Shares”) of Eiger BioPharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2155 Park Boulevard, Palo Alto, CA 94306.

Item 2.	Identity and Background.

(a)
The persons filing this Schedule 13D are (i) Propel Bio Management LLC, a Delaware limited liability company (“Propel Management”), (ii) Leen Kawas, a citizen of the United States of America, (iii) Richard Kayne and Suzanne Kayne Living Trust dtd 01/14/1999, a California trust (the “Family Trust”), (iv) Richard Kayne, a citizen of the United States of America, and (v) Propel Bio Partners LLC, a Delaware limited liability company (“Propel General Partner” and, collectively with Propel Management, “Propel”). Propel Management, Ms. Kawas, the Family Trust, Mr. Kayne and the Propel General Partner are sometimes collectively referred to herein as the “Reporting Persons.”

Propel Management and the Propel General Partner act as the investment advisor to, or general partner of, or otherwise provide discretionary advisory services to, one or more private investment funds, and Propel Management acts as the investment advisor to an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and such investment funds and investment company directly own Shares (“Propel Investors”). Ms. Kawas and Mr. Kayne are co-founders of Propel and Ms. Kawas is the managing general partner thereof.

Mr. Kayne is the trustee and a beneficiary of the Family Trust.

(b)	The principal business address of each of the Reporting Persons is 1900 Avenue of the Stars, #1000, Los Angeles, CA 90067.

(c)
Propel Management is primarily engaged in the business of serving as investment manager to one or more private investment funds and an investment company registered under the 1940 Act. Propel General Partner is primarily engaged in the business of serving as general partner to one or more private investment funds. Ms. Kawas is the co-founder and managing general partner of Propel. The Family Trust is primarily engaged in the business of investing in securities and serving as a member of certain investment funds. Mr. Kayne is the trustee and a beneficiary of the Family Trust and is primarily engaged in the business of serving as co-chairman of Kayne Anderson Capital Advisors, L.P., and he is also a co-founder of Propel.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Kawas and Mr. Kayne are citizens of the United States. Propel Management and Propel General Partner are Delaware limited liability companies. The Family Trust is a California trust.

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 8 of 11

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owners of, in the aggregate, 5,096,986 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $6,487,008. The source of funding for these Shares was the general working capital of the respective purchasers. The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Persons initially acquired the securities of the Issuer with the intent to be a passive investor seeking capital appreciation, believing that such securities were undervalued and represented an attractive investment opportunity. On September 12, 2023, the Issuer announced its decision to discontinue the Phase 3 LIMT-2 study of peginterferon lambda (“Interferon Lambda”) in patients with chronic hepatitis delta based on the recommendation of the Data Safety Monitoring Board for the study. Following this announcement, the Reporting Persons have further considered the Issuer’s development portfolio and stated strategic objectives. The Reporting Persons understand, based on prior public statements by the Issuer, that the Issuer is actively considering partnership opportunities on some of its assets, including Lonafarnib, while continuing to focus on the Avexitide programs. While the Reporting Persons share the Issuer’s long-term view regarding the Avexitide programs, they would like to discuss with the Issuer further strategic focus on Lonafarnib. In particular, the Reporting Persons have concerns regarding the impact of the recent Interferon Lambda announcement on the Issuer, including on potential Lonafarnib partnership opportunities and the terms thereof. The Reporting Persons believe that meaningful work toward Lonafarnib’s NDA readiness, submission and potential approval may significantly increase the value of this program and the Issuer more generally. Accordingly, the Reporting Persons believe that now (after the recent news regarding Interferon Lambda and related impact on the perception and valuation of the Issuer) may not be the opportune time for the Issuer to consider the pursuit of partnership opportunities on some of its assets, including Lonafarnib.

As a result of the foregoing, the Reporting Persons wish to engage more substantively with the Issuer with a view of being constructive in furtherance of maximizing shareholder value and accelerating access of critical therapies in areas of unmet need. The Reporting Persons intend to engage with management of the Issuer, the Board of Directors of the Issuer, other shareholders of the Issuer and, potentially, other third parties regarding these matters and may consider, explore and/or develop plans and/or make proposals with respect to, among other things, the Issuer’s operations, strategy and plans, including its approach to Lonafarnib and other assets in development and partnership opportunities in respect thereof, as well as alternatives thereto such as other capital raising or strategic transactions or opportunities that may be available to the Issuer. The Reporting Persons may seek to participate and potentially engage in or make proposals in respect of, or may change their intention with respect to, any and all matters or transactions referred to in this Item 4.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable; and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (A) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (B) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 9 of 11

Item 5.	Interests in Securities of the Issuer.

(a)
The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,096,986 Shares representing approximately 11.51% of the outstanding Shares, based upon the 44,296,417 shares of Common Stock outstanding as of August 9, 2023, as disclosed by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2023.

(b)
The Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The Propel Investors, to which Propel Management and Ms. Kawas provide discretionary advisory services, directly own 4,367,100 Shares. Ms. Kawas controls Propel Management. The Propel General Partner serves as the general partner to a private investment fund managed by Propel Management. Ms. Kawas and Mr. Kayne are control persons of the Propel General Partner. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Propel Management, the Propel General Partner, Ms. Kawas and Mr. Kayne may be deemed to beneficially own some or all of these Shares. The Family Trust, of which Mr. Kayne is the trustee and a beneficiary, directly owns 729,886 Shares. Mr. Kayne, as trustee, possesses voting control and/or power to direct the disposition of these Shares held by the Family Trust. Accordingly, for purposes of Rule 13d-3 of the Exchange Act, Family Trust and Mr. Kayne may be deemed to beneficially own these Shares. In addition, the Reporting Persons may be considered to form part of a group for purposes of Rule 13d-5(b) of the Exchange Act. In accordance with Rule 13d-4 of the Exchange Act, the Reporting Persons disclaims beneficial ownership of any Shares not directly owned thereby.

(c)	Other than as set forth in Schedule I to this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Common Stock during the past sixty days.

(d)
Except as set forth herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported as beneficially owned herein by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement of the Reporting Persons, dated as of October 20, 2023

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2023

PROPEL BIO MANAGEMENT LLC

	By:	/s/ Leen Kawas
Name:	Leen Kawas
Title:	Managing Member

/s/ Leen Kawas
Leen Kawas

RICHARD AND SUZANNE KAYNE LIVING
TRUST DTD 01/14/1999

By:	/s/ Richard Kayne
Name:	Richard Kayne
Title:	Trustee

/s/ Richard Kayne
Richard Kayne

PROPEL BIO PARTNERS LLC

By:	/s/ Leen Kawas
Name:	Leen Kawas
Title:	Managing Member

CUSIP NO. 282 49U 105	SCHEDULE 13D	Page 11 of 11

Schedule I

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions in the Shares were effected during the past 60 days by the Propel Investors in the open market:
Date of Transaction	Amount of Security Bought / (Sold)	Price Per Share
8/22/2023	6,000	$ 0.8308
8/22/2023	136,458	$ 0.8580
8/23/2023	150,000	$ 0.9187
8/23/2023	84,639	$ 0.9166
8/23/2023	41,015	$ 0.8899
9/7/2023	20,000	$ 0.7800
9/11/2023	20,000	$ 0.6620
9/13/2023	80,200	$ 0.4475
9/13/2023	506,300	$ 0.4388
9/14/2023	293,700	$ 0.4657
9/14/2023	50,578	$ 0.4789
9/15/2023	60,000	$ 0.4404
9/18/2023	55,000	$ 0.4049
9/19/2023	60,000	$ 0.3997
9/20/2023	60,000	$ 0.3997
9/21/2023	18,048	$ 0.3707
9/22/2023	20,000	$ 0.3940

The following transactions in the Shares were effected during the past 60 days by the Family Trust in the open market:

Date of Transaction	Amount of Security Bought / (Sold)	Price Per Share
8/21/2023	94,776	$0.8130
8/22/2023	59,890	$0.8391
8/23/2023	17,910	$0.9079
8/24/2023	88,047	$0.9197
8/25/2023	3,582	$0.8691
8/28/2023	100,000	$0.8700
9/11/2023	100,000	$0.6387
9/11/2023	26,005	$0.6515
9/12/2023	2,100	$0.6662
9/13/2023	186,586	$0.3630